UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

90896

04038477

July 14, 2004

J. Scott Troeger
Barnes & Thornburg
Bank One Building
Suite 200
121 West Franklin Street
Elkhart, IN 46516

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/14/2004

Re: Skyline Corporation
Incoming letter dated May 4, 2004

Dear Mr. Troeger:

This is in response to your letter dated May 4, 2004 concerning the shareholder proposal submitted to Skyline by Gary B. Green. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
JUL 28 2004
THOMSON
FINANCIAL

cc: Gary B. Green
22500 Lighthouse Drive
Canyon Lake, CA 92587

BARNES & THORNBURG

Bank One Building
Suite 200
121 West Franklin Street
Elkhart, Indiana 46516 U.S.A.
(574) 293-0681
(800) 821-0861
Fax (574) 296-2535

www.btlaw.com

J. Scott Troeger
(574) 293-0681 Ext. 2522
Email: scott.troeger@btlaw.com

May 4, 2004

By Certified Mail, Return Receipt Requested
Article Number 7160 3901 9844 4050 0980

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Skyline Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

We are writing on behalf of Skyline Corporation in accordance with Securities and Exchange Commission Regulation 240.14a-8 to inform the Securities and Exchange Commission (the "Commission") of the intent of Skyline Corporation ("Skyline" or the "Company") to exclude a shareholder's proposal by Gary B. Green (the "Proponent") from its proxy statement and form of proxy for its 2004 annual meeting (the "2004 Proxy Statement"). The Company hereby requests that the Staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2004 Proxy Statement for the reasons set forth below.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter and its attachments are enclosed. We are forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the 2004 Proxy Statement. Although the Company has not yet finalized its schedule for the mailing of definitive proxy statements and other materials to its stockholders and the filing of such materials with the Commission, the Company will not mail and file such definitive materials before July 28, 2004.

On August 29, 2003 Skyline received the Proponent's proxy card for the 2003 annual meeting which contained the following handwritten message which Skyline considers to be a shareholder proposal:

> Shareholder Resolution
>
> Request that no compensation to officer/manager be paid unless required by contract in excess of 2001 levels until management averages a return of 5% or more per year for a period of four or more consecutive years. If required by contract which manager is unwilling to waive, manager should be terminated if performance is under 5% average for more than 2 years assuming you can do so by contract.
>
> To Board of Directors of Skyline Corporation –
>
> I believe you are failing in your fiduciary duties to shareholders. For years the company has produced a rate of return far less than for other companies, so why should the top corporate officers and directors receive such high compensation. Either it should be limited when earnings are less than 5% or there should be a major distribution of the cash and temporary cash investments to each shareholder because they could earn more than the company earns.
>
> If a contract prohibits this then you should have alternative provisions guaranteeing shareholders a reasonable return on investment. Your cash and temporary investments alone is able to generate more cash than your total earnings. There is something wrong and you directors are subject to suit by shareholders since you have been warned and have never responded.

A copy of the proxy card containing that handwritten message by the Proponent is attached as Exhibit A (the "Communication").

On September 5, 2003, within 14 calendar days after receiving the Communication on August 29, 2003, the Company, pursuant to Rule 14a-8(f) under the Exchange Act, sent to the Proponent via first-class mail, return receipt requested, a letter (the "Company Letter"), a copy of which is attached as Exhibit B. The certified mail receipt attached as part of Exhibit B shows that the Proponent received the Company Letter on September 17, 2003. The Company Letter informed the Proponent that the August 29, 2003 Proposal did not comply with the relevant requirements of the Exchange Act and specified the basis for noncompliance. In particular, the Company Letter informed the Proponent that the Communication did not adequately establish the Proponent's eligibility under Rule 14a-8(b)(2)(i) under the Exchange Act. The Company Letter also informed the Proponent that the Proponent could cure the identified deficiency by means of a response to the Company that must be postmarked, or transmitted electronically, no later than 14 days from the date the Proponent received the Company Letter.

Under Rule 14a-8(b) of the Exchange Act, in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the company's securities as of or before the date on which the one-year eligibility period begins, a proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Proponent was the record owner of five shares of Skyline common stock on the date the Proposal was received. The highest selling price on the New York Stock Exchange for Skyline's common stock during the 60 calendar days before the Proponent submitted the Proposal was $32.15 per share, or a total of $160.75 for the Proponent's five shares. The Proponent's five shares of Skyline common stock represented less than 1% of the 8,391,244 shares of Skyline Corporation common stock then outstanding. At no time during the one year period preceding the date of the Communication or Skyline's receipt of the Proposal did the five shares of Skyline common stock owned by the Proponent have a market value based on the highest selling price on the New York Stock Exchange for Skyline's common stock equal to or in excess of $2,000, or represent 1% or more of the outstanding shares of Skyline common stock. Skyline Corporation has not received any reply to the Company Letter from the Proponent or any information from the Proponent regarding the Proponent's eligibility to submit a shareholder proposal, either within or after the 14 calendar days required under Securities and Exchange Commission Regulation 240.14a-8.

The Company believes that the Proposal can be omitted pursuant to Rule 14a-8(b), because the Proponent has failed to provide any documentary support or other information indicating that the Proponent satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) within the statutory 14-day time frame set by Rule 14a-8(f). The Company advised the Proponent on a timely basis of the need for the Proponent to establish that proof and specifically informed the Proponent of the 14-day time period in which the Proponent had to respond.

As discussed above, the Proponent has not provided evidence of eligibility to submit a shareholder proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Statement.

Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (574) 293-0681.

Respectfully submitted,

BARNES & THORNBURG LLP

J. Scott Troeger

JST:pjc
Enclosures
cc: Mr. Gary B. Green (w/encl.)
Ms. Linda R. Philippsen (w/encl.)
Mr. Samuel S. Thompson (w/encl.)
ELDS01 JST 164796v1

EXHIBIT A

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement furnished therewith, both of which are dated July 30, 2003.

Shareholder Resolution: C0000014125 5.000000

Request that no compensation to officers/management be paid (unless required by contract) in excess of 2001 levels until management averages a return of 5% or more per year for a period of four or more consecutive years. If required by contract which manager is unwilling to waive, manager should be terminated if performance is under 5% average for more than 2 years assuming you can do so by contract.

GARY B GREEN
22080 VILLAGE WAY DR
CANYON LAKE CA 92587

00AC6A

PLEASE PRINT

Name: GARY B. GREEN

Name:

Address: 22500 LIGHTHOUSE DR

Address:

City, State, Zip Code: CANYON LAKE, CA 9258

Dated: 8/20, 2003

Signature: Gary B. Green

Signature

Please sign exactly as name appears hereon. Where shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

To Board of Directors of Skyline Corporation -

I believe you are failing in your fiduciary duties to shareholders. For years the company has produced a rate of return far less than for other companies, so why should the top corporate officers and directors receive such high compensation. Either it should be limited when earnings are less than 5% or there should be a major distribution of the cash and temporary cash investments to each shareholder because they could earn more than the company earns.

If a contract prohibits this then you should have alternative provisions guaranteeing shareholders a reasonable return on investment. Your cash and temporary investments alone is able to generate more cash than your total earnings. There is something wrong and you directors are subject to suit by shareholders since you have been warned and have never responded.

0022811

002281_PROXY_CARDS_1/001096/001096

EXHIBIT B

BARNES & THORNBURG

www.btlaw.com

Bank One Building
Suite 200
121 West Franklin Street
Elkhart, Indiana 46516-3200
Switchboard (574) 293-0681
(800) 821-0861
Fax (574) 296-2535

J. Scott Troeger
(574) 293-0681 Ext. 2522
Email: scott.troeger@btlaw.com

Certified Article Number
7160 3901 9844 7648 8580
SENDERS RECORD

September 5, 2003

By Certified Mail
Article No. 7160 3901 9844 7648 8580

Mr. Gary B. Green
22500 Lighthouse Drive
Canyon Lake, California 92587

Re: Skyline Corporation

Dear Mr. Green:

We represent Skyline Corporation, which received your proxy card on August 29, 2003 containing your proposed Shareholder Resolution. Your shareholder proposal was submitted after the April 3, 2003 deadline for consideration for the 2003 Annual Meeting of Shareholders as set forth in the 2002 proxy materials. Moreover, this is to notify you that you do not meet the eligibility standards established by the Securities and Exchange Commission for submitting a shareholder proposal, because you have not been the registered owner (nor have you demonstrated beneficial ownership) of either at least $2,000, or 1%, of Skyline Corporation common stock continuously for the one-year period before you submitted your proposed Shareholder Resolution. There may be other grounds for excluding your shareholder proposal, but these procedural and eligibility deficiencies preclude your shareholder proposal at this point. If you wish to respond to this letter with information demonstrating your eligibility to submit a shareholder proposal, your response must be postmarked, or transmitted electronically, no later than 14 days after the date you receive this notification. Any such response should be sent to:

Skyline Corporation
Attention: Ms. Linda R. Philippsen
2520 By-Pass Road
P.O. Box 743
Elkhart, Indiana 46515-0743

or electronically to:

lphilippsen@skylinecorp.com

Sincerely yours,

BARNES & THORNBURG

J. Scott Troeger

JST:pjc

2. Article Number

7160 3901 9844 7648 8580

3. Service Type **CERTIFIED MAIL**

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

1. Article Addressed to:

Mr. Gary B. Green
22500 Lighthouse Drive
Canyon Lake, California 92587

USPS
SEP 17 2003
CANYON LAKE, CA

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) GARY GREEN

B. Date of Delivery

C. Signature

X Gary Green

☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

<u>Reference Information</u>

Skyline (751600/1)

J. Scott Troeger

PS Form 3811, July 2001 Domestic Return Receipt

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 14, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Skyline Corporation
Incoming letter dated May 4, 2004

The proposal relates to "officer/manager" compensation.

We note that it is unclear whether (1) the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting and (2) whether the submission was submitted in connection with the 2003 or the 2004 annual meeting; each of these are matters we do not address. To the extent that the submission involves a rule 14a-8 issue and the submission was submitted in connection with the 2004 annual meeting, we note that, to date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Skyline failed to notify the proponent of any procedural or eligibility deficiencies under rule 14a-8(b) in connection with the 2004 annual meeting. Accordingly, to the extent that the submission involves a rule 14a-8 issue and the submission was submitted in connection with the 2004 annual meeting, unless the proponent provides Skyline with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Skyline omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel